UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GeoResources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

372476101

(CUSIP Number)

Michael A. Vlasic

VILLCo Energy, L.L.C.

38710 Woodward Avenue, Suite 100

Bloomfield Hills, MI 48304

Telephone: (248) 642-3380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 372476101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Vlasic
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially	(7)	Sole voting power 31,500*
	(8)	Shared voting power 2,986,893*
	(9)	Sole dispositive power 31,500*
	(10)	Shared dispositive power 2,986,893*
(11)	Aggregate amount beneficially owned by each reporting person 3,019,893* shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 11.8%**
(14)	Type of reporting person (see instructions) IN

*	The Reporting Persons have entered into a voting agreement with Halcón Resources Corporation, a Delaware corporation (“Parent”), pursuant to which they granted Parent an irrevocable proxy.

**	Based on 25,625,792 shares of common stock of Issuer outstanding as of March 9, 2012, according to its Form 10-K filed with the Securities and Exchange Commission on March 13, 2012 and on Mr. Vlasic’s right to acquire 30,000 shares of common stock of Issuer pursuant to currently exercisable options.

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SCHEDULE 13D/A

CUSIP No. 372476101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Energy, L.L.C. 26-3676798
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds Not applicable (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Michigan
Number of shares beneficially	(7)	Sole voting power -0-
	(8)	Shared voting power 2,986,893*
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 2,986,893*
(11)	Aggregate amount beneficially owned by each reporting person 2,986,893* shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.7%**
(14)	Type of reporting person (see instructions) OO

*	The Reporting Persons have entered into a voting agreement with Parent pursuant to which they granted Parent an irrevocable proxy.

**	Based on 25,625,792 shares of common stock of Issuer outstanding as of March 9, 2012, according to its Form 10-K filed with the Securities and Exchange Commission on March 13, 2012.

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SCHEDULE 13D/A

CUSIP No. 372476101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Services, L.L.C. 26-1384172
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds Not applicable (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,986,893*
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 2,986,893*
(11)	Aggregate amount beneficially owned by each reporting person 2,986,893* shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.7%**
(14)	Type of reporting person (see instructions) OO

*	The Reporting Persons have entered into a voting agreement with Parent pursuant to which they granted Parent an irrevocable proxy.
**	Based on 25,625,792 shares of common stock of Issuer outstanding as of March 9, 2012, according to its Form 10-K filed with the Securities and Exchange Commission on March 13, 2012.

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SCHEDULE 13D/A

CUSIP No. 372476101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Management, L.L.C. 04-3678692
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds Not applicable (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,986,893*
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 2,986,893*
(11)	Aggregate amount beneficially owned by each reporting person 2,986,893* shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.7%**
(14)	Type of reporting person (see instructions) OO

*	The Reporting Persons have entered into a voting agreement with Parent pursuant to which they granted Parent an irrevocable proxy.

**	Based on 25,625,792 shares of common stock of Issuer outstanding as of March 9, 2012, according to its Form 10-K filed with the Securities and Exchange Commission on March 13, 2012.

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This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the statement on Schedule 13D initially filed on April 26, 2007 and as further amended by Amendment No. 1 on August 26, 2008, Amendment No. 2 on September 21, 2009, Amendment No. 3 on February 17, 2011, Amendment No. 4 on May 2, 2011 and Amendment No. 5 on October 12, 2011. Information reported in the initial Schedule 13D, as amended, remain in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 6. This Amendment No. 6 is being filed jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by Michael A. Vlasic, VILLCO Energy, L.L.C., VILLCO Services, L.L.C., and VILLCO Management, L.L.C. (the “Reporting Persons”).

Item 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following information:

On April 24, 2012, Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Halcón Resources Corporation, a Delaware corporation (“Parent”), Leopard Sub I, Inc., a Colorado corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Leopard Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Second Merger Sub”), pursuant to which Parent has agreed to acquire all the issued and outstanding shares of common stock of Issuer for the consideration set forth in the Merger Agreement. Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a direct wholly-owned subsidiary of Parent (the “Merger”), and shortly thereafter Issuer will merge with and into the Second Merger Sub, with Second Merger Sub surviving as a direct wholly-owned subsidiary of Parent (the “Second Merger”).

Concurrent with, and as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in order to induce Parent and Merger Sub to enter into the Merger Agreement, each of the Reporting Persons entered into a Voting Agreement with Parent (the “Voting Agreement”) with respect to all of the shares of the Issuer’s common stock that are currently or will be beneficially owned by such Reporting Persons (“Voting Agreement Shares”). During the term of the Voting Agreement, each of the Reporting Persons has agreed, among other things, to (1) vote all Voting Agreement Shares in favor of the approval and adoption of the Merger Agreement; (2) subject to certain exceptions, not to (i) solicit proposals relating to alternative business transactions or (ii) enter into discussions concerning or provide information in connection with alternative business transactions; (3) vote all Voting Agreement Shares against any alternative business transaction or any proposal that would impede the Merger; and (4) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting Agreement terminates. The Voting Agreement terminates (1) at the closing of the Merger, (2) if the Merger Agreement is terminated in accordance with its terms or (3) upon any amendment to the Merger Agreement to decrease the merger consideration or otherwise alter the Merger Agreement in a manner adverse to the Reporting Person in any material respect. The Voting Agreement also includes the grant by each Reporting Person of an irrevocable proxy to Floyd C. Wilson to vote and exercise all voting rights with respect to the matters described above.

A copy of the Voting Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following information:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are referenced herein.

(a)-(d) Michael Vlasic has been granted options with respect to the purchase of 40,000 shares of common stock of Issuer. Options with respect to 30,000 of the shares of common stock of Issuer are currently exercisable. In addition, Mr. Vlasic was awarded 3,000 shares of restricted stock units on January 6, 2012, 750 of which have vested, and with 750 vesting on each of June 30, 2012, September 30, 2012 and December 31, 2012. Each restricted stock unit

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represents the contingent right to receive one share of common stock of Issuer. Pursuant to the Merger Agreement, outstanding options to purchase shares of Issuer common stock may either be exercised immediately prior to the effective time of the Merger on a net cashless basis and converted into the right to receive the merger consideration or converted into options to purchase Parent common stock. Also, pursuant to the Merger Agreement, issued and outstanding restricted stock units of the Issuer will be settled with the issuance of one share of common stock of the Issuer in respect of each restricted stock unit and thereafter converted into the right to receive the merger consideration.

(e) Not applicable.

Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following information:

The description of the Voting Agreement described in Item 4 is hereby incorporated by reference.

Item 7. Exhibits

The following exhibits are included with this Amendment:

Exhibit No.	Description

99.1	Joint Filing Agreement dated February 16, 2011, incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the Securities and Exchange Commission on February 17, 2011.

99.2	Voting Agreement dated April 24, 2012, incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of GeoResources, Inc. filed with the Securities and Exchange Commission on April 25, 2012.

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SIGNATURES

After reasonable Inquiry, and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VILLCo Energy, L.L.C.
VILLCo Services, L.L.C.
VILLCo Management, L.L.C.

By:	/s/ Michael A. Vlasic

Michael A. Vlasic, individually, and on behalf of,

and in his capacity as, Executive Manager of VILLCo

Management, L.L.C., which is the Manager of

VILLCo Services, L.L.C., which is the Manager of

VILLCo Energy, L.L.C.

Date: May 2, 2012

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated February 16, 2011, incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the Securities and Exchange Commission on February 17, 2011.

99.2	Voting Agreement dated April 24, 2012, incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of GeoResources, Inc. filed with the Securities and Exchange Commission on April 25, 2012.

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